Exhibit 2.5
Equity Transfer Agreement

Transferor (hereinafter referred to as “Party A”): Hunan Zhaoheng Hydropower Co., Ltd.
Address: Dianzhan Road, Chujiang Town, Shimen County, Hunan Province, PRC
Legal Representative: Hong Zhu
Title: Chairman of the Board

Transferee (hereinafter referred to as “Party B”): Shenzhen Zhaoheng Hydropower Co., Ltd.
Address: F/19, Unit A, Jinfengcheng Building, 5015 Shennan East Road, Shenzhen, PRC
Legal Representative: Guosheng Xu
Title: Chairman of the Board

In accordance with the relevant PRC laws and regulations and adhering to the principles of voluntariness, fairness and good faith, Party A and Party B sign this Equity Transfer Agreement (this “Agreement”).

WHEREAS:
Jingrong Industrial Development Co., Ltd. in Rongjiang County, Guizhou Province (hereinafter referred to as “Jingrong”) was founded on January 24, 2002. As of the signing date of this Agreement, the registered capital of Jingrong was RMB1 million, the total amount of which was contributed by Party A.

1. The Equity Transferred

Party A agrees to sell, and Party B agrees to purchase from Party A, 100% equity interest in Jingrong, which is equivalent to RMB1 million (the “Equity Transfer”).

2. Sales Price and Payment Terms

2.1: The price of this Equity Transfer is RMB17,410,458.7, which is the net book value of Jingrong on December 31, 2008 audited by Chinese Certified Public Auditor (the “total amount”).

2.2: Party A and Party B agree that within three working days from the date that this Agreement becomes effective, Party B shall pay Party A 20% of the total amount as deposit. The deposit shall be offset against the total amount after Party A and Party B fulfill their obligations under this Agreement. If this Agreement is not fulfilled due to Party B’s default, Party B is not entitled to claim a refund of the deposit. If this Agreement is not fulfilled due to Party A’s default, Party A shall refund twice the amount of the deposit.

2.3: Party B shall pay Party A the balance of the total amount within fifteen working days from the date the registration of the Equity Transfer with the Administration for Industry and Commerce is completed to the bank account designated by Party A.

Account Name: Hunan Zhaoheng Hydropower Co., Ltd
Bank Name: Industrial & Commercial Bank of China, Shimen County Branch in Hunan
Account Number: 1908073209024528686

3. Rights and Obligations of Both Parties

3.1: Once Party A receives the deposit from Party B, Party A and Party B shall amend the shareholder register, articles of association and register the Equity Transfer with the Administration for Industry and Commerce. Party A shall provide Party B with the relevant documents and materials required by the aforementioned registration.

3.2: After the amendment of the shareholder register, Party A will no longer enjoy any shareholder right in Jingrong backdated to January 1, 2009, and Party B shall be the legitimate owner and enjoy all rights and bear all obligations attached to the equity transferred.

4. Taxes and Fees for this Equity Transfer

Each of Party A and Party B shall bear its corresponding liability concerning governmental fees and taxes in relation to this Equity Transfer in accordance with relevant PRC laws and regulations.

5. Breach of Duties

5.1: If Party B fails to pay Party A the consideration for the Equity Transfer in accordance with Article 2.3 under this Agreement, Party B shall pay Party A liquidated damages at a rate of 0.5% of the overdue payment per day. If the payment is overdue for more than 30 days, Party A has the right to terminate this Agreement.

5.2: If this Agreement is terminated due to force majeure or upon reaching a consensus through consultations by both parties, Party A shall, within three working days after such termination, refund the amount paid to Party B with interest according to the corresponding loan interest set by the People’s Bank of China . Party A shall pay Party B liquidated damages at a rate of 0.5% of the overdue payment per day.

6. Dispute Resolution

The two parties may try to settle any dispute through amicable negotiations. If no agreement can be reached, either party may submit the case to the People’s Court of Shenzhen where this Agreement was signed.

7. Modification and Termination of this Agreement

7.1: This Agreement may be modified or terminated if:

7.1.1: Both parties agree to modify or terminate this Agreement due to a change of situation without any harm to national and social interests;

7.1.2: All obligations under this Agreement may not be fulfilled due to force majeure; or

7.1.3: Either party does not fulfill its obligations under this Agreement within the period agreed upon by both parties and the other party recognizes such non-fulfillment.

If both parties agree to terminate this Agreement, Party A shall refund the payment paid to Party B.

7.2: Either party may terminate this Agreement by written notice without bearing any legal liabilities under any of the following situations:

7.2.1: Either party makes a false statement or warranty under this Agreement; or

7.2.2: Either party materially violates the articles under this Agreement and causes harm to the other party.

8. The Effectiveness of this Agreement:

This Agreement becomes effective after being signed and sealed by both parties.

9. Miscellaneous

9.1: Party A and Party B may sign a supplemental agreement if there are other issues not covered by this Agreement.

9.2: If the Agreement cannot be fully performed due to an event of force majeure, liability is partially or wholly exempted depending on the effect of the event of force majeure. An event of force majeure occurring after a party has defaulted on its performance does not exempt such party from liability. If a party is unable to perform the Agreement as a consequence of force majeure, such party shall timely notify the other party in order to mitigate the loss potentially incurred by that other party, and shall provide proof within a reasonable period of time.

9.3: This agreement is in four copies. Party A, Party B, Jingrong, and the Administration for Industry and Commerce shall each keep one copy.

Transferor (Party A):	Transferee (Party B):
(Seal)	(Seal)

Legal Representative	Legal Representative
or Authorized Representative(Signature):	or Authorized Representative (Signature):

Date: April 10, 2009